Filed Pursuant to Rule 424(b)(3)
SEC File No. 333-154278

MACQUARIE EQUIPMENT LEASING FUND, LLC

SUPPLEMENT NO. 4

DATED SEPTEMBER 23, 2011

TO PROSPECTUS DATED JUNE 19, 2010

We are providing you with this Supplement No. 4 dated September 23, 2011, to update the Prospectus dated June 19, 2010, as supplemented by Supplement No. 1 dated November 16, 2010, Supplement No. 2 dated April 11, 2011 and Supplement No. 3 dated June 1, 2011. The information in this Supplement No. 4 supplements, modifies and supersedes some of the information contained in the Macquarie Equipment Leasing Fund, LLC (“the Fund”) Prospectus. This Supplement No. 4 forms a part of, and must be accompanied or preceded by, the Prospectus.

The purpose of this Supplement No. 1 is to:

1.	Describe the current status of the offering;

2.	Provide information regarding two equipment transactions entered into by the Fund; and

3.	Update certain information regarding the management personnel of the Fund’s manager.

CURRENT STATUS OF THE OFFERING

The initial closing date for the Fund was March 5, 2010, the date on which the Fund raised at least $2,500,000 and reached the minimum offering amount. For the period from inception through August 26th, 2011, the Fund has received and accepted cumulative subscriptions for 5,171,135 shares from 1,428 members for $45,217,743 of capital contributions to the Fund, including the capital contributions from the Fund’s manager, Macquarie Asset Management Inc. (“Manager”).

RECENT TRANSACTION—LEASE OF SEMICONDUCTOR MANUFACTURING TOOLS TO MAJOR SEMICONDUCTOR MANUFACTURING COMPANY

In accordance with the terms of the Fund’s Operating Agreement, the Fund acquired, on September 2, 2011, 11 semiconductor manufacturing tools of various makes on lease to a major global manufacturer of semiconductor products. These tools, which are located in the U.S., are used in the manufacture of memory storage components including DRAM, NAND Flash and NOR Flash memory used in leading edge computing, consumer, networking, embedded and mobile products. At the time of purchase by the Fund, these tools were approximately four years old. The tools, together with rights under the associated lease, were purchased from a major equipment financier in the U.S., via an affiliate of the Manager. The purchase price for the equipment was $6,166,474. The Fund did not utilize any debt financing to fund the purchase price of the equipment. Rentals are paid quarterly, with three rentals remaining during the initial lease term. At the end of the lease term, the lessee may return the equipment, continue to rent the equipment, or request to purchase the equipment for its then fair market value.

In connection with the transaction, the Manager and its affiliates were paid an acquisition fee in the amount of $184,994. The Fund also reimbursed $49,332 of acquisition expenses to an affiliate of the Manager. The Manager will receive quarterly asset management fees in the amount of $34,956 per quarter for the remaining term of the lease.

RECENT TRANSACTION—LEASE OF A SEMICONDUCTOR TOOL TO THE U.S. SUBSIDIARY OF A SEMICONDUCTOR MANUFACTURING COMPANY.

The Fund acquired, on July 1, 2011 a new ETS-364B Test System, being an item of semiconductor testing equipment manufactured by Teradyne. This equipment is on lease to the U.S. subsidiary of a semiconductor manufacturing company for a 36 month period. The equipment will be used in the client’s facilities in the U.S. The purchase price for the equipment was $370,916. The Fund did not utilize any debt financing to fund the purchase price of the equipment. Rentals are paid monthly. At the end of the lease term, the lessee may return the equipment, continue to rent the equipment, or purchase the equipment for its then fair market value.

In connection with the transaction, the Manager and its affiliates were paid an acquisition fee in the amount of $11,127. The Fund also reimbursed $1,855 of acquisition expenses to an affiliate of the Manager. The Manager and will receive quarterly asset management fees in the amount of $4,636 in the first month and then $411 per month for the remaining term of the lease.

UPDATE REGARDING THE MANAGEMENT PERSONNEL OF THE MANAGER

Effective September 5, 2011, Mr. Duncan Edghill has resigned as a director and officer of the Manager and from the Manager’s investment committee. Effective September 5, 2011, Mr. Tom O’Neill has been appointed as a director and vice president of the Manager, and Mr. Scott Wilson has been appointed as a member of the Manager’s investment committee.

Reflecting these changes to the Manager’s management personnel, the following disclosures in the Prospectus dated June 19, 2010, as supplemented, are hereby replaced as set forth below:

•	The disclosure in the first paragraph under the heading “Prospectus Summary—Our Manager” on page 10 of the Prospectus is hereby replaced by the following:

Our manager is Macquarie Asset Management Inc. Our investment decisions will be made by our manager’s investment committee, which at the date of this prospectus is comprised of Messrs Fahy and Wilson, or by our manager’s board of directors, which at the date of this prospectus is comprised of Messrs Fahy, O’Neill and Pitts. See “Management.” The manager and the persons making our investment decisions can be contacted at:

•	our manager’s principal office at 225 Franklin St, 17th Floor, Suite 1700, Boston, Massachusetts, 02110; or

•	our manager’s telephone number, 866-965-7622.

•

The disclosure in the third paragraph under the heading “Investment Objectives and Policies—Transaction Review and Approvals—Investment Committee” on page 49 of the Prospectus is hereby replaced by the following:

The investment committee is comprised of Messrs. Fahy and Wilson. See “Management.”

•	The disclosure in the first paragraph under the heading “Management” on page 66 of the Prospectus is hereby replaced by the following:

Our manager is Macquarie Asset Management Inc. Our investment decisions will be made by our manager’s investment committee, which at the date of this prospectus is comprised of Messrs Fahy and Wilson, or by our manager’s board of directors, which at the date of this prospectus is comprised of Messrs Fahy, O’Neill and Pitts. See “—Our Board of Directors and Investment Committee.” The manager and the persons making our investment decisions can be contacted at:

•	our manager’s principal office at 225 Franklin St, 17th Floor, Suite 1700, Boston, Massachusetts, 02110; or

•	our manager’s telephone number, 866-965-7622.

•	The disclosure under the heading “Management—Our Board of Directors and Investment Committee” on pages 66 and 67 of the Prospectus is hereby replaced by the following:

Our Board of Directors and Investment Committee

The following table provides information regarding the board of directors of our manager.

Name	Age	Title
David Fahy	49	Director and President

Tom O’Neill	50	Director and Vice President

James A. Pitts	71	Independent Director

David Fahy has been President of our manager since its inception on August 21, 2008. Mr. Fahy has been with the Macquarie Group since joining its equipment leasing division in September 1998. Since June 2006, Mr. Fahy has been responsible for global equipment leasing investment and co-investment opportunities for both institutional and retail investors. Mr. Fahy is situated in Sydney, Australia, and is in frequent attendance at our manager’s office in Boston. From July 2001 to June 2006, Mr. Fahy was responsible for the Macquarie Group’s structured technology syndication investments business. Prior to joining Macquarie, Mr. Fahy was employed at Coopers and Lybrand in Sydney, Australia from January 1987 to September 1998 in a number of roles, including that of Tax Director, and at Ernst & Young in Dublin, Ireland from September 1982 to December 1986 in a number of roles, including that of chartered accountant. Mr. Fahy holds a Bachelor of Commerce from University College Galway, Ireland and is a Fellow of the Institute of Chartered Accountants in Ireland and a member of the Institute of Chartered Accountants in Australia.

Tom O’ Neill, Director and Vice President of our manager, joined the Macquarie Group in July 2008 as a Senior Vice President, and is currently head of distribution for the Macquarie Equipment Leasing Fund. As of September 5, 2011, Mr. O’ Neill was appointed as an officer and director of Macquarie Asset Management Inc., the entity serving as fund manager. Prior to joining the Macquarie Group, Mr. O’Neill was employed as Senior Vice President of Operations at Realty Capital Securities, LLC, from October 2007 until July 2008, where he was responsible for overseeing operations, due diligence and product management and at Boston Capital Securities, from August 2003 until June 2007 in a number of roles including Sales Desk Manager, Assistant Vice President, and Vice President, Director of Sales and Operations. From January 1998 until August 2003 he was employed as a Financial Advisor at Merrill Lynch & Co. Mr. O’Neill currently resides west of Boston. He earned a Diploma in Business Studies from the Institute of Technology, Carlow, in Ireland, and holds FINRA securities licenses 7, 63, 24 and 79.

James A. Pitts, Independent Director of our manager, joined the board of directors of our manager in March, 2009. Situated in Boston, Mr. Pitts was a Director of Wainwright Bank & Trust Company, a NASDAQ listed community bank, from May 2005 until November 2010, when the bank was sold. Mr. Pitts was Chair of Wainwright Bank & Trust Company’s Audit Committee from January 2008 and was a rotating member of its Executive Committee from April 2006 until the bank’s sale. Mr. Pitts is a Director of the National Association of Corporate Directors New England Chapter and has been the chair of its Audit Committee since June 2005. From 1996 to May 2004, Mr. Pitts served as the Chief Financial Officer and Treasurer of The Boston Foundation, a $650 million community foundation, and from June 2004 to August 2004, Mr. Pitts served as the Chief Investment Officer and Treasurer of The Boston Foundation. From 1988 to 1996, Mr. Pitts held positions including Executive Vice President and Chief Financial Officer of Clean Harbors, Inc., a NASDAQ listed environmental disposal and service firm, as well as Chief Financial Officer of Bain and Company, an international consulting firm. Prior to that time, Mr. Pitts also held senior financial roles in publicly traded multinational corporations where he held wide responsibilities for SEC reporting, financial statement preparation, internal audit, risk management and compliance and regulatory matters. In his roles as Chief Financial Officer, Mr. Pitts has reviewed and overseen various equipment leasing transactions. Mr. Pitts holds a MBA from the University of Connecticut and a BBA from Niagara University, New York. Mr. Pitts is a Certified Public Accountant and holds a Certificate of Director Education.

Messrs. Fahy, O’Neill and Pitts may resign their positions with our manager at any time. Although there are a number of executives experienced in the equipment leasing or equipment leasing funds industries within the Macquarie Group who could be appointed to replace Messrs Fahy and O’Neill as non-independent directors, the executive officers of our manager will have the most current information about and experience with our business and portfolio. Accordingly, the departure of these individuals from our manager could result in business disruptions and investment decisions that may not be consistent with our investment objectives and policies, which could cause us to experience reduced returns from our portfolio.

The board of directors of our manager has established an investment committee which may be comprised of directors and officers of the manager, as well as employees of our manager’s affiliates. Presently, the investment committee is comprised of Messrs. Fahy and Wilson. Mr. Wilson’s biographical information is as follows:

Scott Wilson, member of our manager’s investment committee, joined the Macquarie Group in April 2007. Based in New York and in frequent attendance at our manager’s office in Boston, Mr. Wilson has advised various Macquarie Group companies on numerous successful acquisitions of lease equipment, portfolios, and leasing companies, including Macquarie Group’s acquisition of CIT Systems Leasing in December 2007 and of a portfolio of commercial jet aircraft from ILFC in April 2010. Mr. Wilson is part of the Macquarie Group’s Corporate and Asset Finance Group in the USA. Prior to joining Macquarie, Mr. Wilson was employed at Procter & Gamble in Sydney and Melbourne, Australia in a range of corporate finance roles. Mr. Wilson holds a Bachelor of Engineering from the University of Melbourne.

Our manager’s investment committee will make decisions on whether or not we should invest in a particular transaction. See “Investment Objectives and Policies—Transaction Review and Approvals.”

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